December 21, 2018

Joseph Hamrock
President and Chief Executive Officer
NiSource Inc.
801 East 86th Avenue
Merrillville, Indiana 46410

       Re: NiSource Inc.
           Registration Statement on Form S-4
           Filed December 13, 2018
           File No. 333-228791

Dear Mr. Hamrock:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products
cc:    Robert J. Minkus